Exhibit 99.1

Stockholm, Sweden	17 June 2024

Bulletin from the annual general meeting of Calliditas Therapeutics AB (publ)

The following resolutions were passed at Calliditas Therapeutics AB (publ) (“Calliditas”) annual general meeting held today, on 17 June 2024, in Stockholm.

Adoption of income statement and balance sheet for the financial year 2023 and discharge from liability

The annual general meeting resolved to adopt the income statement and the consolidated income statement for the financial year 2023 as well as the balance sheet and consolidated balance sheet as of 31 December 2023. The members of the Board of Directors and the CEO were discharged from liability for the financial year 2023.

Allocation of profit or loss

The annual general meeting resolved, in accordance with the Board of Directors’ proposal, that no dividends shall be paid for the financial year 2023 and that SEK 904,299 thousand shall be carried forward.

Election of board members, auditors, fees to the Board of Directors and auditors

The annual general meeting resolved, in accordance with the nomination committee’s proposal, that the number of members of the Board of Directors shall be six (6) without deputies and that the number of auditors shall be one (1) without deputies.

In accordance with the nomination committee’s proposal, Elmar Schnee, Hilde Furberg, Diane Parks, Henrik Stenqvist, Elisabeth Björk and Fred Driscoll were re-elected as members of the Board of Directors for the period until the end of the next annual general meeting. Elmar Schnee was re-elected as chairman of the Board of Directors. The audit firm Ernst & Young AB was re-elected auditor of the company for the period until the end of the next annual general meeting, and it was noted that the authorized public accountant Jacob Grunditz will be appointed as auditor in charge.

The annual general meeting further resolved, in accordance with the nomination committee’s proposal and for the time period until the end of the next annual general meeting, that the directors’ fees shall be paid with SEK 940,000 to the chairman of the Board of Directors and SEK 365,000 to each one of the other members who are not employed in the group, SEK 200,000 to the chairman of the audit committee and SEK 100,000 to the other members of the audit committee who are not employed in the group as well as SEK 50,000 to the chairman of the remuneration committee and SEK 25,000 to the other members of the remuneration committee who are not employed in the group. In addition to the above-proposed remuneration for ordinary board work, it is proposed that board members residing in the United States shall receive an additional amount of SEK 140,000 and that board members residing in Europe, but outside the Nordics, shall receive an additional amount of SEK 50,000. The annual general meeting further resolved, in accordance with the nomination committee’s proposal, that the remuneration to the auditor shall be paid in accordance with approved statement of costs.

Nomination committee for the next annual general meeting

The annual general meeting resolved, in accordance with the nomination committee’s proposal, on principles for appointing the nomination committee. In short, the nomination committee should be composed of the chairman of the Board of Directors together with one representative of each of the three largest shareholders, based on ownership in the company as of the expiry of the third quarter of the financial year.

Remuneration report

The annual general meeting approved the Board of Directors’ proposed remuneration report.

Authorization to issue new shares, warrants and/or convertibles

The annual general meeting resolved, in accordance with the Board of Directors’ proposal, to authorize the Board of Directors to, at one or several occasions and for the period up until the next annual general meeting, increase the company’s share capital by issuing new shares, warrants and/or convertibles. Such share issue resolution may be carried out with or without deviation from the shareholders’ preferential rights and with or without provisions for contribution in kind, set-off or other conditions. The authorization may only be utilized to such extent that the number of shares issued by virtue of the authorization, or the number of shares created in connection with exercise of warrants or conversion of convertibles, together with any ordinary shares transferred by virtue of the authorization to resolve on transfer of own ordinary shares below, in aggregate does not exceed 20 percent of the total number of ordinary shares issued at the time of the general meeting’s resolution on the proposed authorization, calculated after full exercise of the hereby proposed authorization.

The purpose of the authorization is to increase the financial flexibility of the company and the general flexibility of the Board of Directors. Should the Board of Directors resolve on an issue with deviation from the shareholders’ preferential rights, the reason for this shall be to finance an acquisition of operations, to procure capital to finance the development of projects, repayments of loans or to commercialize the company’ s products.

Authorization to resolve on transfer of own ordinary shares

The annual general meeting resolved, in accordance with the Board of Directors’ proposal, to authorize the Board of Directors, during the period until the annual general meeting 2024, on one or more occasions, to resolve on transfer (sell) of own ordinary shares. Transfers may be carried outside Nasdaq Stockholm at a price with or without deviation from the shareholders’ preferential rights, against cash payment or against payment through set-off or in kind, or on other conditions. Upon such transfers, the price shall be established so that it is not below market price. Transfers of own ordinary shares pursuant to this item may be made by a maximum of 5,908,018 ordinary shares held by the company at the time of this notice (or the lower number of own ordinary shares held by the company at any given time), provided that the total number of shares transferred, together with shares issued or shares that may be created in connection with the exercise of warrants or conversion of convertibles issued by virtue of the authorization to issue new shares, warrants and/or convertibles above, in aggregate does not exceed 20 percent of the total number of ordinary shares issued at the time of the general meeting’s resolution on the proposed authorization, calculated after full exercise of the authorization to issue new shares, warrants and/or convertibles. The purpose of the authorization is to finance an acquisition of operations, to procure capital to finance the development of projects, repayment of loans or to commercialize the company’s products.

Long-term performance-based incentive program for members of the Board of Directors

The annual general meeting resolved, in accordance with the nomination committee’s proposal, to adopt a new long-term performance-based incentive program for members of the Board of Directors, including a resolution on an equity swap agreement with a third party to ensure delivery of shares to participants under the program. The incentive program entails that the members of the Board of Directors will be granted share awards, free of charge, that can entitle to shares in Calliditas, subject to the fulfilment of certain performance conditions.

Long-term incentive program for the management and key personnel

The annual general meeting resolved, in accordance with the Board of Directors’ proposal, to adopt a new long- term incentive program for the company’s management and key personnel, including a resolution on an equity swap agreement with a third party to ensure delivery of shares to participants under the program (and if necessary to cover social security costs). The incentive program entails that the participants will be granted options which after three years will entitle the holder to the acquisition of shares in the company at a pre- determined exercise price corresponding to 115 percent of the volume-weighted average price of Calliditas’ share during the ten trading days preceding the granting date.

Amendment of previously outstanding long-term incentive programs adopted in 2020, 2021, 2022 and 2023

The annual general meeting resolved, in accordance with the Board of Directors’ proposal, to amend the terms for the implemented incentive programs ESOP 2020-2023. The proposal entails that a net share settlement method is included in ESOP 2020-2023.

Guidelines on remuneration to group management and board members

The annual general meeting resolved, in accordance with the Board of Directors’ proposal, on updated guidelines for remuneration to group management and board members. The updated guidelines entail a change regarding that the variable remuneration paid in cash may not exceed 80 percent of the annual fixed cash salary, as opposed to the previous guidelines which stated 60 percent. Otherwise, the updated guidelines on remuneration do not entail any material changes in relation to the company’s existing guidelines on remuneration.

For further information, please contact:

Åsa Hillsten, Head of IR & SustainabilityE-mail: asa.hillsten@calliditas.com Telephone: + 46 76 403 35 43

The information was submitted for publication, through the agency of the contact person set out above, at 5:30 p.m. CEST on 17 June 2024.

About Calliditas

Calliditas Therapeutics is a biopharma company headquartered in Stockholm, Sweden, focused on identifying, developing, and commercializing novel treatments in orphan indications with significant unmet medical needs. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT). Visit Calliditas.com for further information.